IMMERSE SUBMARINE PILOTING, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Manager of:

IMMERSE SUBMARINE PILOTING, LLC
625 West 57th Street, Apartment 717
New York, NY 10019

Ladies and Gentlemen:

1. Background. The undersigned understands that Immerse Submarine Piloting, LLC, a Florida limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 4,280 units of its 10% annual cumulative, noncompounded, nonconvertible preferred limited liability company membership interest in the Company (each a "**Unit**" and, collectively, the "**Units**") at a purchase price of $250 per Unit. Cumulative meaning the preferred return (10%) continues to be owed even if not paid out fully in a given year. Noncompounding meaning simple interest is calculated based on the investment contribution outstanding and not interest paid on top of the preferred return balance owed plus investment contribution. Nonconvertible means the preferred return balance is not convertible to additional shares (equity). The minimum investment amount of this Offering is $250. Such minimum investment amount requirement may be waived in the Company's sole discretion from time to time. The minimum amount or target amount to be raised in the Offering is $100,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No

investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing; and

(iv) at the time of the Closing, the Company shall have received from each subscriber a completed and executed Joinder Agreement pursuant to the Operating Agreement of the Company.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m) The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q) The undersigned acknowledges that it has received and reviewed a complete copy of that certain Operating Agreement of the Company dated as of January 5, 2021 (the "**Operating Agreement**") and agrees that upon execution of the Joinder Agreement pursuant to the Operating Agreement, the undersigned shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is admitted as, a member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a member.

(r) The undersigned acknowledges and accepts that the Company may issue and offer same or similar securities in reliance on other exemptions from registration of the Securities Act, including but not limited to Regulation D 506(c), concurrently or in the future.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Florida and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Organization and the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Organization and its Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Confidentiality. Anything in this Agreement to the contrary notwithstanding, no investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any investor whom the Company reasonably

determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of units of a competitor. Each investor agrees that such investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the investor's investment in the Company.

9. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its manager, directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12. Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13. Notices. All notices or other communications given or made hereunder to the Company shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing. All notices to the undersigned investor may be made via email to the address provided herein.

14. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Florida without regard to the principles of conflicts of laws.

15. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at Stuart, Florida, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all

parties.

17. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Immerse Submarine Piloting LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

OPERATING AGREEMENT
OF
IMMERSE SUBMARINE PILOTING, LLC

THIS OPERATING AGREEMENT (this "***Agreement***"), effective as of the 5th day of January, 2021, is by and among Immerse Submarine Piloting, LLC, a limited liability company formed under the laws of the State of Florida (the "***Company***"); the Members listed on Exhibit A, as may be updated from time to time by the Manager (each, a "**Member**," and collectively, the "**Members**"); and [ISP Manager, LLC], a Florida limited liability company(the "***Manager***,"). In consideration of the mutual promises contained herein the Company, the Members and the Manager agree as follows:

ARTICLE 1. THE COMPANY

1.1 Formation. The Members hereby form the Company upon the terms and conditions provided in this Agreement, subject to the provisions of *the Florida Revised Limited Liability Company Act* (the "***Act***").

1.2 Name. The name of the limited liability company shall be **"Immerse Submarine Piloting, LLC."**

1.3 Articles of Organization. Articles of Organization that comply with the requirements of the Act have been properly filed with the Florida Division of Corporations on January 9, 2020. In the future, the Manager shall execute such further documents (including amendments to the Articles of Organization in accordance with Section 13.2) and take such further action as shall be appropriate or necessary to comply with the requirements of law for the formation and operation of a limited liability company in all states and localities where the Company elects to carry on its business.

1.4 Business. The business of the Company shall be any primarily for raising marine life awareness and increasing ocean accessibility via underwater safaris, or for any other legal purpose. The Company initially intends to purchase one or more submersibles and lease its equipment (submersibles, support boats and drones) to certain dive operators who have contracts with resorts to provide scuba diving and other water sports services.

1.5 Initial Resident Agent and Initial Principal Office. The Company's initial resident agent shall be David Groebel, whose initial address is 8601 29th St. East, Parrish, FL, 34219. The address of the office where the Company's records will be maintained shall be 625 West 57th Street, Apartment 717, New York, NY 10019, or such other address as the Members, may, from time to time, elect.

1.6 Additional Members. Additional Members be admitted into the Company in the sole discretion of the Manager.

ARTICLE 2. DEFINITIONS

2.1 AFR. "AFR" for any loan shall mean the applicable federal rate of interest for loans of such type and term, determined as of the date of the loan and in accordance with section 7872 of the Code.

2.2 Management Fee. "Management Fee" shall mean the annual management fee of 5.0% of the total revenue of the Company before any distributions that the Company shall pay to the Manager for its services of administering the Company.

2.3 Book Value. "Book Value" means, with respect to Company asset, the adjusted basis of such asset for federal income purposes.

2.4 Cash Flow. "Cash Flow" shall mean (i) all cash receipts of the Company less (ii)(a) all cash disbursements of the Company, including but not limited to pay off debts and expenses of the Company, (b) Reserves, and (c), the Management Fee.

2.5 Code. "Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor statute.

2.6 Common Unit Members. "Common Unit Member(s)" means, individually, a holder of Common Units who has been admitted as a member to the Company with the rights and obligations as provided herein, and collectively, as the Common Unit Member(s).

2.7 Common Units. "Common Units" means the class of common membership interests in the Company denominated as "Common Units," permitting the Members holding Common Units the rights permitted herein. The number of authorized Common Units is Ten Thousand (10,000).

2.8 Capital Account. "Capital Account" shall mean each Member's separate capital account, established and maintained by the Company in accordance with the capital accounting rules of *Treasury Regulation ß 1.704-1(b)(2)(iv)*, reflecting Capital Contributions made by such Member, the profits and losses allocated to such Member and the distributions made to such Member.

2.9 Manager. "Manager" shall (i) have the meaning set forth in the opening paragraph to this Agreement, or (ii) if applicable, any person or entity elected or appointed to succeed [ISP Manager, LLC] and manage the business of the Company pursuant to and in accordance with Section 7.5. The Manager need not be a Member of the Company.

2.10 [Reserved].

2.11. Preferred Unit Members. "Preferred Unit Members" means, individually, a holder of Preferred Units who has been admitted as a member to the Company with the rights and obligations as provided herein, and collectively, as the Preferred Unit Member(s).

2.12. Preferred Units. "Preferred Units" means the class of preferred membership interests in the Company denominated as "Preferred Units," permitting the Members holding Preferred Units the rights permitted herein. The number of authorized Preferred Units is Ten Thousand (10,000). Preferred Unit Members are not entitled to any voting rights except as set forth under Section 7.1(b) of this Agreement. Preferred Units shall not be converted into Common Units.

2.13. Preferred Return. "Preferred Return" means the cumulative, noncompounded nonconvertible Ten (10.0%) annual preferred return, as provided for herein, paid to the Preferred Unit Members pro rata, in accordance with their percentage interest, on their Unreturned Capital Contributions invested in Preferred Units. Cumulative meaning the preferred return (10%) continues to be owed even if not paid out fully in a given year. Noncompounding meaning simple interest is calculated based on the unreturned capital contribution outstanding and not interest paid on top of the preferred return balance owed plus unreturned capital contribution. Nonconvertible means the preferred return balance is not convertible to additional shares (equity).

2.14 Profit or Loss. "Profit" or "Loss" shall mean the profit or loss of the Company as determined under the capital accounting rules of *Treasury Regulation ß 1.704-1(b)(2)(iv)* for purposes of adjusting the capital accounts of the Members including, without limitation, the provisions of paragraphs (b), (f), and (g) of those regulations relating to the computation of items of income, gain, deduction, and loss.

2.15 Units. "Units" shall mean units of membership interests, which shall be denominated in both "Preferred Units" and "Common Units," collectively. The Manager may issue new Units in his sole discretion.

2.16 Treasury Regulations. "Treasury Regulations" shall mean regulations issued by the Department of Treasury under the Code. Any reference to a specific section or sections of the Treasury Regulations shall be deemed to include a reference to any corresponding provision of future regulations under the Code.

2.17 Majority Vote. "Majority Vote" shall mean a vote of the Common Unit Members holding equal to or greater than 50.1% of the then issued and outstanding Common Units. Any Common Unit Member who fails to vote on a matter put forth by the Company within 10 days of receiving notice of such pending matter shall have their vote waived and his Membership Interest removed for the denominator when counting votes to determine whether a Majority Vote has been received.

2.18 Reserves. "Reserves" means the Company's discretion retain approximately 20% of the profits as retained earnings for ongoing business liquidity and business investments.

2.19 Supermajority Vote. "Supermajority Vote" shall mean a vote of the Common Unit Members holding equal to or greater than 66.6% of the then issued and outstanding Common Units.

2.20 Unreturned Capital Contribution. "Unreturned Capital Contribution" means (i) a Member's initial capital contribution increased by additional capital contributions, (ii) reduced by aggregate distributions in return of capital,

including but not limited to, debt-financed distributions. Unreturned Capital Contribution does not include Preferred Return.

ARTICLE 3. CAPITAL CONTRIBUTIONS

3.1 Initial Capital Contributions. Each Member has made an initial capital contribution to the Company as set forth on **Exhibit A** to this Agreement.

3.2 Additional Capital Contributions. The Members shall not be obligated to contribute any additional capital or to make a loan to the Company in excess of their initial capital contribution. If the Company requires additional funds to meet its obligations, the Manager shall give the Members notice of the Company's need for additional funds and the Company may accept additional capital contributions from one or more Members and issue new Units, or the Company may borrow such additional funds from any source, including any Member, except as otherwise proscribed herein. The Manager shall have no authority to assess the Members for additional capital required by the Company or to borrow funds in order meet the Company's need for additional funds. Any loan made by a Member to the Company shall be represented by a promissory note, bearing interest at a rate that is equal to or in excess of the AFR, and shall be payable out of the first available funds, including proceeds from the sale of all or any portion of the assets of the Company. For the avoidance of doubt, the amount of any loan made by a Member under this Section 3.2 shall not be treated as a capital contribution to the Company but shall be debt due from the Company.

3.3 Costs and Expenses. All costs and expenses of the Company shall be paid from its funds.

3.4 Right to Enforce. No person shall have the right to enforce any obligation of a Member to contribute capital or make a loan to the Company, and specifically no lender or other third party shall have such rights.

3.5 Return of Capital Contributions. Capital contributions shall be expended in furtherance of the business of the Company. No Member shall be entitled to interest on its capital contributions. No Member shall be entitled to a return of its capital contribution, except as otherwise provided herein. The Manager shall not have any personal liability for the repayment of any capital contribution or loan made to the Company.

ARTICLE 4. DISTRIBUTIONS

4.1 Non-liquidating Distributions. The Company shall make distributions of Cash Flow at such times and in such amounts as the Manager shall determine. All distributions shall be made among the Members in accordance with the following manner:

(a) *First*, to the Preferred Unit Members, pro rata in accordance with their respective percentage interests, until each of them shall have received their Preferred Return.

(b) *Second*, 30% to the Preferred Unit Members, to be allocated among them pro rata in accordance with their respective percentage interests, and 70% to the Common Unit Members, to be allocated among them pro rata in accordance with their respective percentage interests.

4.2 Liquidating Distributions. All distributions made in connection with the sale or exchange of all or substantially all of the Company's assets and all distributions made in connection with the liquidation of the Company shall be made in accordance with the following manner:

(a) First, to the payment of debts and liabilities of the Company and the expenses of liquidation;

(b) Second, to the setting up of such reserves as the liquidator may reasonably deem necessary for any contingent liabilities of the Company;

(c) Third, 100% to the Preferred Unit Members, to be allocated among them pro rata in accordance with their respective percentage interest, until they have received the return of their accrued but unpaid Preferred Return.

(d) Fourth, 100% to the Preferred Unit Members, to be allocated among them pro rata in accordance with their respective percentage interest, until they have received the return of their Unreturned Capital Contributions.

(e) Fifth, 100% to the Common Unit Members, to be allocated among them pro rata in accordance with their respective percentage interest.

ARTICLE 5. ALLOCATION OF PROFIT AND LOSS

5.1 Allocations of Profit and Loss. For each Fiscal Year (or portion thereof), except otherwise provided in this Agreement, Profit and Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 5.2 or Article 6, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 4.2 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability), and the assets of the Company were distributed, in accordance with Section 4.2, the Members immediately after making such allocations, minus (ii) such Member's share of Company minimum gain and member nonrecourse debt minimum gain, computed immediately prior to the hypothetical sale of assets.

5.2 Regulatory Allocations and Curative Provisions.

(a) The "qualified income offset" provisions of *Treasury Regulation section 1.704-1(b)(2)(ii)(d)* are incorporated herein by reference and, to the extent provided in that regulation, shall apply to adjust the allocation of Profit and Loss otherwise provided for under Section 5.1.

(b) The "minimum gain" provisions of *Treasury Regulation section 1.704-2* are incorporated herein by reference and, to the extent provided in that regulation, shall apply to adjust the allocation of Profit and Loss otherwise provided for under Section 5.1.

(c) All allocations pursuant to the foregoing provisions of this Section 5.2 (the "Regulatory Allocations") shall be taken into account in computing allocations of other items under Section 5.1, including, if necessary, allocations in subsequent fiscal years, so that the net amounts reflected in the Members' capital accounts and the character for income tax purposes of the taxable income recognized (e.g., as capital or ordinary) will, to the extent possible, be the same as if no Regulatory Allocations had been given effect.

ARTICLE 6. ALLOCATION OF TAXABLE INCOME AND LOSS

6.1 In General.

(a) Except as provided in Sections 6.1(b) and 6.2, each item of income, gain, loss, and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated for capital account purposes under Article 5.

(b) To the extent of any <u>recapture income</u> (as defined below) resulting from the sale or other taxable disposition of a Company asset, the amount of any gain from such disposition allocated to (or recognized by) a Member (or its successor in interest) for federal income tax purposes shall be deemed to consist of recapture income to the extent such Member (or such Member's predecessor in interest) has been allocated or has claimed any deduction directly or indirectly giving rise to the treatment of such gain as recapture income. For this purpose, "recapture income" shall mean any gain recognized by the Company (but computed without regard to any adjustment required by sections 734 and 743 of the Code) upon the disposition of any property or asset of the Company that does not constitute capital gain for federal income tax purposes because such gain represents the recapture of deductions previously taken with respect to such property or assets.

6.2 Allocation of Section 704(c) Items. The Members recognize that with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with *Treasury Regulation section 1.704-1(b)(2)(iv)(f)*, there will be a difference between the agreed values or "carrying values" of such property at the time of contribution or revaluation and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, amortization, amount realized and gain or loss with respect to such assets shall be allocated among the Members to take into account the book-tax disparities in accordance with the provisions of sections 704(b) and 704(c) of the Code and the Treasury Regulations under those sections.

6.3 Integration With Section 754 Election. All items of income, gain, loss, deduction, and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof and all basis allocations to the Members shall be determined without regard to any election under section 754 of the Code that may be made by the Company; provided, however, such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by sections 734 and 743 of the Code.

ARTICLE 7. MANAGEMENT

7.1 Management Authority.

(a) Management of the Company's day-to-day business affairs shall be vested in the Manager. The Manager is hereby authorized on behalf of the Company to make all decisions with respect to the Company's day-to-day business affairs and to take all actions necessary to carry out such decisions.

(b) Notwithstanding anything to the contrary in this Agreement, the Manager shall not take the following actions without a vote of both: (i) the Common Unit Members holding at least 50.1% of the issued and outstanding Common Units, and (ii) the Preferred Unit Members holding at least 50.1% of the issued and outstanding Preferred Units,

(x) Amend the Articles of Organization or this Agreement;

(y) Enter into a merger, reorganization, consolidation or similar restructuring of the Company;

(c) The Manager may execute all documents on behalf of the Company that relate to matters solely within the Manager's authority under Section 7.1(a). The Manager’s authority to act is only limited by Section 7.1(b) and as otherwise mandated by the Act. All other documents executed on behalf of the Company shall be signed by the Manager and Common Unit Members, and Preferred Unit Members, if applicable pursuant to Section 7.1(b), holding a Majority Vote or a Supermajority Vote, as required herein; provided, however, that the Manager may act as the sole signatory on any document not within the Managers' authority under Section 7.1(a) if the consent of the requisite consent of the Members authorizes the Manager to sign all documents required to carry out such action.

7.2 Delegation of Management Authority. The Manager shall have the authority to delegate any power it may have under this Agreement or under the Act, including those described in Section 7.1 hereof, to any person. Any such delegation shall be made in writing and shall be valid until revoked in writing or upon the date specified in the written instrument delegating the authority.

7.3 Duties. The Manager shall carry out his duties in good faith, in a manner he believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. If the Manager so performs his duties, he shall not have any liability to the Company or its Members by reason of being or having been the Manager of the Company.

7.4 Time Devoted to Business. The Manager shall devote such time to the business of the Company as he, in his discretion, deems necessary for the efficient carrying on of the Company's business.

7.5 Tenure and Removal. The Manager shall hold office until it resigns, is cancelled, becomes bankrupt or incompetent, or is removed by the Common Unit Members. If the Manager or its successor resigns, is cancelled, becomes bankrupt or incompetent, or is removed by a Majority Vote, the Common Unit Members may elect a successor to fill the vacancy and serve as Manager. The Manager may be removed at any time, with or without cause, by Common Unit Members holding a Supermajority of the issued and outstanding Common Units.

7.6 Reliance by Third Parties. No third party dealing with the Company shall be required to ascertain whether the Manager is acting in accordance with the provisions of this Agreement. All third parties may rely on a document executed by the Manager as binding the Company. The Manager acting without authority shall be liable to the Members for any damages arising out of its unauthorized actions. Any Member acting without authority shall be liable to the other Members for any damages arising out of his unauthorized actions.

7.7 Transactions Between Company and the Manager. The Manager shall not cause the Company to contract and deal with the Manager, or any person or entity affiliated with the Manager, without a Majority Vote, except as otherwise provided for herein.

7.8 Management Fees and Reimbursements. The Manager shall receive the Management Fee for its administrative services to the Company; but shall not be entitled to any other fee or salary for managing the operations of the Company except as approved by a Majority Vote. The Manager shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company.

7.9 Other Activities. The Members and the Manager shall at all times be free to engage for their own account in any business that competes with the business of the Company. It is specifically understood and agreed between the Members that nothing in this Agreement shall be construed to constitute any Member or the Manager as an agent or

partner of any Member for purposes beyond this Company, nor in any manner to limit any Member or the Manager in the carrying on of their respective businesses or activities.

7.10 Insurance. The Company shall maintain for the protection of the Company and all of its Members such insurance as required by law or as the Manager deems necessary for the operations being conducted.

7.11 Indemnification.

(a) Proceeding by the Company. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was the Manager, a Member, employee, or agent of the Company, or is or was serving at the request of the Company as the Manager, a Member, employee, or agent of another limited-liability company, corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the Company and otherwise in accordance with the terms of this Agreement. Indemnification under this Section 7.11(a) may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(b) Other Proceedings. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he is or was the Manager, a Member, employee or agent of the Company, or is or was serving at the request of the Company as the Manager, a Member, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of *nolo contendere* or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the limited-liability company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(c) Scope. To the extent that the Manager, any Member, an employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in subsection (a) or (b) of this Section 7.11, or in defense of any claim, issue or matter therein, the Company shall indemnify him against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

(d) Authorization. Any indemnification under subsection (a) or (b) of this Section 7.11, unless ordered by a court or advanced pursuant to subsection (e), may be made by the Company only as authorized in the specific case upon a Majority Vote, or, to the extent a Member is a party to the action, suit or proceeding, by independent legal counsel in a written opinion, that indemnification of such Manager, Member, employee or agent is proper in the circumstances.

(e) Advancement of Expenses. The expenses of any Member or the Manager incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such Member or Manager to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. The provisions of this section do not affect any rights to advancement of expenses to which personnel of the Company other than the Manager or any Member may be entitled under any contract or otherwise by law.

ARTICLE 8. MEMBERS

8.1 Participation in Management. Except as provided in Section 7.1, or by action of the Members in accordance with this Article 8, a Member, in his or her capacity as a Member, shall take no part in the control, management, direction or operation of the affairs of the Company and shall have no power to bind the Company.

8.2 Action by Common Unit Members. Any action required or permitted to be taken at a meeting of the Common Unit Members may be taken without a meeting and evidenced by a written consent describing the action taken, signed by the Common Unit Members with at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of the Common Unit Members. On an action taken by fewer than all of the Common Unit Members without a meeting, notice of the action must be given to those Common Unit Members who did not consent in writing to the action or who were not entitled to vote on the action within 10 days after the action was taken. Action taken under this Section 8.2 is effective when the Members have signed the consent, unless the consent specifies a different effective date. Preferred Unit Members are not entitled to any voting rights except as set forth under Section 7.1(b) of this Agreement.

8.3 Liability of the Members. The Members shall not be liable under a judgment, decree, or order of a court, or in any other manner, for a debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other Member, Manager, agent, or employee of the Company.

8.4 New Members. A new Member, whether by new membership issuance or by transfer, must sign the Joinder Agreement at Exhibit B.

8.5 Representations by Members.

(a) Investment Intent. Each Member, on behalf of itself and its successors and assigns, hereby represents, warrants, and agrees for the benefit of the other Members, the Manager and the Company, as follows:

(i) Such Person is acquiring the Units for investment purposes for the Member's own account only and not with a view to, or for sale in connection with, any distribution of all or any part of the Units to a Person who is not currently a Member. No other Person will have any direct or indirect beneficial interest in or right to the Units.

(ii) The Units have not been registered under the Securities Act, or qualified under any applicable blue sky laws in reliance, in part, on its representations, warranties and (with respect to the Members only) agreements herein.

(iii) Such Person: (A) is in a position with respect to the Company similar to that of a director, executive officer or general partner or is an accredited investor as defined in Rule 501of Regulation D under the Securities Act or is permitted to be a non-accredited investor under the current exemption then-sought by the Company and such investor has received the Company's prior written consent under certain circumstances, (B) has such knowledge and experience, or has the advice or representation of a person having such knowledge and experience, in financial and business matters to be able to evaluate the merits and risks of an investment in the Units, (C) has received or otherwise has knowledge of all information necessary for evaluating the merits and risks of such an investment, (D) has concluded, based upon knowledge or receipt of information, that such Person is able to bear the risks of an investment in the Units, and (E) waives any right it or any successor or assign may now or hereafter have to bring any action that any offering and sale of the Units to it was not registered pursuant to Section 5 of the Securities Act.

(iv) Neither such Person nor any successor or assignee shall offer for sale or sell any of its Units or any interest therein except pursuant to the requirements of Article 10 and upon the event of either (1) effective registration of the Units under the Securities Act, or (2) upon acceptance by the Company of an opinion of counsel in such form and by such counsel or other documentation as satisfactory to counsel for the Company that registration is not required.

(b) No Tax Representation. This Agreement and the transactions contemplated by this Agreement involve complex tax consequences for the Members and their direct or indirect partners, members and other equity holders, and the Members and their direct or indirect partners, members and other equity holders are relying solely on the advice of their own tax advisors in evaluating such consequences. No Member or its Affiliates has made (or shall be deemed to have made) any representations or warranties as to the tax consequences of such transaction to any other Member or its Affiliates or their direct or indirect partners, members or other equity holders. Any references in this Agreement to the intended tax effect of the transactions contemplated by the Agreement and the other matters described herein shall not be deemed to imply any representation by any Member as to a particular tax effect that may

be obtained by any other Member or its direct or indirect partners, members or other equity holders. Each Member and its direct or indirect partners, members and other equity holders remain solely responsible for all tax matters relating to such Member and its direct or indirect partners, members and other equity holders.

ARTICLE 9. ACCOUNTING, REPORTING, AND COMPLIANCE

9.1 Books. To the extent required by the Florida Act, the Manager shall cause the Company to continuously maintain an office. Such office shall maintain the books and records, such as, but not limited to the following:

(a) A current list of the full name and last known business address of each of the Members and the Manager;

(b) A copy of the filed articles of organization and all amendments thereto, together with signed copies of any powers of attorney pursuant to which any record has been signed; or

(c) A copy of this Agreement or any successor operating agreement of the Company.

9.2 Capital Accounts. The Company shall maintain a separate capital account for each Member in accordance with the Treasury Regulations under section 704(b) of the Code and such other accounts as may be necessary or desirable to comply with the requirements of applicable law and regulations.

9.3 Transfers During Year. In order to avoid an interim closing of the Company's books, the share of Profits and Losses under Article 5 of a Member upon a transfer of part or all of its interest in the Company during the Company's accounting year may be determined by taking its pro rata share of the amount of such Profits and Losses for the year. The proration shall be based on the portion of the Company's accounting year which has elapsed prior to the transfer or may be determined under any other reasonable method; provided, however, that any gain or loss from the sale of Company assets shall be allocated to the owner of the Company interest at the time of such sale. The balance of the Profits and Losses attributable to the Company interest transferred shall be allocated to the transferee of such interest.

9.4 Reports. The books of account shall be closed promptly after the end of each fiscal year. Promptly thereafter, the Manager shall cause a written report to be issued to the Member which shall include a statement of Profits and Losses for the year, a statement of each Member's capital account and of its distributive share of income, gain, deductions and credits for income tax reporting purposes for the previous fiscal year, and such additional statements with respect to the status of the Company property and the distribution of Company funds as are considered necessary by the Manager, or as requested by the Members, to advise the Members properly about their investment in the Company. Such report may consist in part of a copy of part or all of the Company's United States income tax return (Form 1065). Prior to March 31st of each year, the Members shall also be provided with an information letter with respect to his distributive shares of income, gains, deductions, losses and credits for income tax reporting purposes for the prior fiscal year.

9.5 Section 754 Election. The Company shall not make the election provided for under section 754 of the Code without a Majority Vote. If the Members approve making the election provided for under section 754 of the Code, any costs attributable to making such election shall be borne solely by the requesting Member.

ARTICLE 10. TRANSFERS

10.1 Restrictions on Transfer. No Member may sell, assign, pledge or otherwise transfer any portion of its interest in the Company without the written consent of the Manager. Any transfer or attempted transfer in violation of this Section 10.1 shall be void. The Manager may impose any conditions on a transfer of Units at it deems fit, including but not limited to an opinion of counsel that such transfer is exempt from the 1933 Securities Act.

10.2 Substitution of a Member.

(a) No assignee, devisee, distributee or transferee (by conveyance, operation of law or otherwise) of the whole or any portion of a Member's interest in the Company shall have the right to become a substituted Member without the written consent of the Manager. The granting or denial of a request for such written consent shall be within the absolute discretion of the Manager. A substituted Member shall succeed to all the rights and interest of his or her assignor in the Company. An assignee of the Member who is not admitted as a substituted Member shall be entitled only to the distributions to which the assignee's assignor would otherwise be entitled.

(b) If a Member shall die, his executor, administrator or trustee, or, if he shall be adjudicated insane or incompetent, his committee, conservator, or representative, or if a Member shall be dissolved, merged or consolidated, his successor in interest, shall have the same rights and obligations that such Member would have had if he had not died or had not been adjudicated insane or incompetent or had not been dissolved, merged or consolidated, except that the executor, administrator, trustee, committee, or conservator, representative successor shall not become a substituted Member without the written consent of all the Members.

(c) No transfer of any interest in the Company otherwise permitted under this Agreement shall be effective for any purpose whatsoever until the transferee shall have assumed the transferor's obligations to the extent of the interest transferred and shall have agreed to be bound by all the terms and conditions hereof, by written instrument, duly acknowledged, in form and substance reasonably satisfactory to all the Members. In accordance with Section 8.4, the transferee must sign the Joinder Agreement at Exhibit B.

10.3 Conditions to Substitution. As conditions to admission as a substituted Member (a) any assignee, transferee or successor of a Member shall execute and deliver such instruments, in form and substance satisfactory to all the Members, as the Members shall deem necessary, and (b) such assignee, transferee or successor shall pay all reasonable expenses in connection with his or her admission as a substituted Member.

ARTICLE 11. TERM

11.1 Dissolution. The Company shall continue until its dissolution by the unanimous written consent of the Common Unit Members.

11.2 Continuance of Company; Dissociation of a Member.

(a) Except as otherwise provided in the articles of organization or this Agreement, the resignation, expulsion, bankruptcy, dissolution or dissociation of a Member or any other event affecting a Member, does not terminate the status of the person as a Member or cause the Company to be dissolved or its affairs to be wound up.

(b) If at any time the Common Unit Members unanimously consent to discontinue the Company in accordance with Section 11.1, the Company's affairs shall be wound up as provided in Article 12.

ARTICLE 12. DISSOLUTION AND TERMINATION

12.1 Final Accounting. In case of the dissolution of the Company, a proper accounting shall be made as provided in Section 9.4 from the date of the last previous accounting to the date of dissolution.

12.2 Liquidation. Upon the dissolution of the Company, the Manager shall act as liquidator to wind up the Company. The liquidator shall have full power and authority to sell, assign and encumber any or all of the Company’s assets and to wind up and liquidate the affairs of the Company’s in an orderly and businesslike manner. All proceeds from liquidation shall be distributed in accordance with Article 4.

12.3 Distribution in Kind. If the liquidator shall determine that a Company asset should be distributed in kind, the liquidator shall obtain an independent appraisal of the fair market value of the asset as of a date reasonably close to the date of liquidation; provided, that, an assets properly categories as ‘inventory’ shall not require an independent appraisal but may be assigned a value as then prevalent in the marketplace. Any unrealized appreciation or depreciation with respect to such asset shall be allocated among the Members (in accordance with the provisions of Article 5 assuming that the asset was sold for the appraised value) and taken into consideration in determining the balance in the Members' capital accounts as of the date of liquidation. Distribution of any such asset in kind to a Member shall be considered a distribution of an amount equal to the asset's fair market value for purposes of Section 12.2. The liquidator, in its sole discretion, may distribute any percentage of any asset in kind to a Member even if such percentage exceeds the percentage in which the Member shares in distributions as long as the sum of the cash and fair market value of all the assets distributed to each Member equals the amount of the distribution to which each Member is entitled.

12.4 Waiver of Right to Court Decree of Dissolution. The Members agree that irreparable damage would be done to the Company if any Member brought an action in court to dissolve the Company. Accordingly, each of the Members accept the provisions of this Agreement as its sole entitlement on termination of its membership in the Company. Each Member hereby waives and renounces its right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company.

12.5 Articles of Dissolution. Upon the completion of the distribution of Company assets as provided in this Article 12, the Company shall be terminated and the liquidator shall file articles of dissolution and shall take such other actions as may be necessary to terminate the Company.

ARTICLE 13. GENERAL PROVISIONS

13.1 Entire Agreement. This Agreement embodies the entire understanding and agreement among the parties concerning the Company and supersedes any and all prior negotiations, understandings or agreements in regard thereto.

13.2 Amendment. This Agreement may only be amended in accordance with Section 7.1(b) herein.. No rights hereunder may be waived except by an instrument in writing signed by the party sought to be charged with such waiver.

13.3 Notices.

(a) All notices required or permitted by this Agreement shall be sent by email (and confirmed in writing delivered or sent by one of the other methods described herein), and shall be effective when delivered on the first business day after receipt of such email.

(b) In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

13.4 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Florida.

13.5 Pronouns. References to a Member, including by use of a pronoun, shall be deemed to include masculine, feminine, singular, plural, individuals, trusts, partnerships, limited liability companies or corporations where applicable.

13.6 Counterparts. This instrument may be executed in any number of counterparts each of which shall be considered an original.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

MANAGER:

By: ____________________
Name: Keith Crossland

INITIAL COMMON UNIT MEMBER:

By:____________________
Name: Keith Crossland

[Signature Page to Operating Agreement of IMMERSE SUBMARINE PILOTING, LLC]

EXHIBIT A

As of January 5, 2021

Initial Capital Contributions
of
IMMERSE SUBMARINE PILOTING, LLC

Name	Capital Contribution	Number of Common Units	Number of Preferred Units
Keith Crossland 625 West 57th Street, Apartment 717, New York, NY 10019	$1,000,000[1]	1,000	0

[Initial Capital Contributions]

[1] Property Contribution valued at $1,000,000

EXHIBIT B

Joinder Agreement

Reference is hereby made to the Limited Liability Company Operating Agreement, dated January 5, 2021, as amended from time to time (the "**Agreement**"), between the Members and Immerse Submarine Piloting, LLC, a company organized under the laws of the State of Florida (the "**Company**"). Pursuant to and in accordance with Section 8.4 and Section 10.2 (c) of the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Limited Liability Company Operating Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [EFFECTIVE DATE].

Accepted:

IMMERSE PILOTING SUBMARINES, LLC
a Florida limited liability company

By: K Crossland
Name: Keith Crossland
Its: Manager

Investor:

[ENTITY NAME]

By *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]